September 20, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Independence Holding Company

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 16, 2007

File No. 001-32244

Dear Mr. Rosenberg:

This letter is in response to the comments of the staff of the Division of Corporation Finance (the “Staff”)  contained in your letter (the "Comment Letter") dated September 18, 2007, regarding the above-referenced filing of Independence Holding Company ("IHC" or the “Company”). Below are the Staff’s comments followed by our responses.

QUESTION 1

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

 Capital Resources, page 47

Based on your disclosure in Note 11 on page 90, it appears that interest payments represent a significant cash outflow for the Company. As these payments represent material future obligations of the Company, we believe the inclusion of estimated interest payments in the contractual obligations table will provide investors increased transparency of your cash flow. Based on the above factors, please provide us, using disclosure-type format, proposed revisions to the contractual obligations table to include the interest payments. Refer to Financial Reporting Release 72.

ANSWER 1

Our proposed revisions are included in the following disclosure. The Company will present the table using this revised format in future filings.

The Company had the following expected contractual obligations relating to debt, trust preferred securities (junior subordinated debt), interest on debt, non-cancelable leases, insurance reserves and funds on deposit at December 31, 2006. Interest on debt is presented for the entire period to final contractual maturity (without considering possible prepayments) and, in the case of floating-rate debt, was calculated based on the applicable rate at December 31, 2006.

		Junior				Funds
		Subordinated	Interest		Insurance	On
	Debt	Debt	on Debt	Leases	Reserves	Deposit	Total

2007	$2,500	$-	$3,957	$2,950	$140,180	$43,391	$192,978
2008	2,500	-	3,942	2,872	36,151	40,894	86,359
2009	10,000	-	3,650	2,110	29,780	39,494	85,034
2010	-	-	3,481	1,676	26,197	38,260	69,614
2011	-	-	3,481	1,556	24,213	35,943	65,193
2012 and Thereafter	-	38,146	77,223	3,766	180,599	180,563	480,297
Totals	$15,000	$38,146	$95,734	$14,930	$437,120	$378,545	$979,475

QUESTION 2

Note 13. Common Stock, page 90

Section 2.1a of the IAC Stock Purchase Agreement gives IAC the right to put unregistered shares back to you. Please tell us how you accounted for this put option. In addition please tell us if similar put options exist for the other acquisitions in which unregistered shares were issued and how you accounted for them.

ANSWER 2

The Company issued a put option on 194,443 of the IHC shares issued in connection with the acquisition of IAC at a price of $17.00 per share that expires on January 31, 2008.  The put was recorded at a fair value of $1.17 per share or $228,000 at the acquisition date using the Black-Scholes Option Pricing Model.  The initial fair value of the put was recorded as a liability and as additional purchase consideration for the acquisition of IAC.  Subsequent changes in the fair value of the put are recorded in the Consolidated Statements of Operations (a gain of $114,000 for 2006 was included in "Net realized investment gains").  Disclosures regarding the IAC put are provided in Note 9. (A) Acquisitions - Insurers Administrative Corporation in the 2006 Annual Report on Form 10-K.

In 2004, the Company issued a put and a call (to itself) for shares issued in conjunction with the acquisition of Majestic Underwriters LLC.  The instruments were accounted for at fair value at the acquisition date and thereafter using the same principles as described above for the IAC put.  A gain of $9,000 for 2006 was included in "Net realized investment gains" in the Consolidated Statement of Operations. Disclosures regarding the Majestic put and call are provided in Note 9. (E) Acquisitions – Majestic Underwriters LLC in the 2006 Annual Report on Form 10-K.

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) comments of the Commission’s Staff, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to a filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter, or if you would like additional information, please do not hesitate to call me at (203) 358-8000.

Very truly yours,

/s/ Teresa A. Herbert

Senior Vice President

Chief Financial Officer